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                                  EXHIBIT 3(h)

Amendment to the Bylaws

IBT Bancorp bylaws are hereby amended to read as follows:

The first, second and fourth paragraphs of Article III, Section 1, are replaced in their entirety with the following:

         Section 1. Number and Eligibility. The management of the business and affairs of the Corporation shall be vested in a Board of not less than five (5) nor more than eleven (11) directors who shall hold office for the term for which they are elected or until their successor or successors are elected and qualified, or until their resignation or removal. At each annual meeting, before proceeding with the election of directors, the Board of Directors shall designate the number of directors within the foregoing limitations, that are to be elected for the ensuing year. The Board of Directors may fill any vacancy that occurs in the Board by death, resignation or otherwise for the current year; however, when a vacancy reduces the membership of the Board to less than five (5) in number, the remaining directors shall forthwith fill such vacancy in order to maintain a Board of at least five (5) directors.



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